F O R M  4                U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549
[ ]  Check this box if                               OMB APPROVAL
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                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act 1940
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1.Name and Address of    2.Issuer Name and Ticker    6.Relationship of Reporting
  Reporting Person*        or Trading Symbol           Person to Issuer (check
                                                       all Applicable)
                          Hallwood Energy
                          Corporation (HECO)

The Hallwood Group Incorporated                                       December, 1999        Director       X  10% Owner
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     (Last)                (First)  (MI)    3.IRS or Soc.Sec.No.       4.Statement for      Officer           Other
                                                                                        ---               ---
                                              of Reporting Person        Month/Year     (Give title   (specify below)
                                              (Voluntary)                               below)
                                                                                          Senior Vice President, Chief
3710 Rawlins, Suite 1500                                                                  Financial Officer & Treasurer
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     (Street)                                                        ----------------
                                                                       5.If Amendment,      7.Individual or Joint/Group
                                                                         Date of Original     Filing (Check Applicable
Dallas                   TX             75219                            (Month/Year)
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Line)
     (City)                (State)          (Zip)
                                                                                               X  Form filed by One
                                                                                              ---
                                                                                              Reporting Person

                                                                                                  Form filed by More
                                                                                               ---
                                                                                              than One Reporting Person

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 Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
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1. Title of Security                        2. Transaction             3. Transaction       4. Security Acquired (A)
     (Inst.3)                                  Date                       Code                 or Disposed of (D)
                                               (Month/                    (Instr.8)            (Inst.3, 4 & 5)
                                               Day/Yr)                    _________________________________________
                                                                                                          (A)
                                                                          Code    V            Amount     (D)  Price

Common Stock                                 12/21/99                      J                 360,000      D        (1)
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5.  Amount of Securities                    6.  Ownership Form                          7.  Nature of Indirect
     Beneficially Owned at                      Direct (D) or                               Beneficial Ownership
     at End of Month                            Indirect (I)                                (Inst. 4)
     (Inst. 3 & 4)

     1,440,000                                    D                                       By Corporation
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Reminder: Report on a separate line for each class securities owned directly or indirectly. *If the form is filed by more than one reporting person, see
Instruction 4(b)(v).                                                      Page 1

Page 2

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             Table II - Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned (e.g., puts, calls,
                    warrants, options, convertible security)
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1. Title of                                   2. Conversion            3. Transaction            4. Transaction
   Derivative                                    or Exercise              Date (Month              Code
   Security                                      Price of                 (Day/Year)               (Instr. 8)
   (Instr.3)                                     Derivative
                                                 Security                                           Code   V


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5.  Number of Derivative                    6. Date Exercisable                 7.  Title & Amount of
     Securities Acquired                       & Expiration Date                    Underlying Securities
     (A) or Disposed of (D)                    (Mon./Day/Year)                      (Inst. 3 & 4)
     (Instr. 3, 4 & 5)

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       (A)             (D)                  Date          Expiration                 Title        Amount or number
                                            Exercisable   Date                                    of Shares


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8. Price of Derivative     9. Number of Derivative Securities     10. Ownership Form of       11. Nature of Indirect
   Security (Inst.5)          Beneficially Owned at end of            Derivative Security         Beneficial
                              Month (Instr. 4)                        Direct (D) or               Ownership (Instr.4)
                                                                      Indirect (I) (Instr.4)


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Explanation of Responses

(1) The shares (the "Shares") were transferred pursuant to an Agreement dated May 5, 1999 (the "Agreement") between The Hallwood Group Incorporated ("HWG") and Mr. Brian M. Troup. Pursuant to the Agreement, HWG transferred 360,000 Shares and certain other consideration to Epsilon Trust (the "Trust"), of which Mr. Troup is a beneficiary, in exchange for the cancellation of 305,196 shares of HWG owned by the Trust and the cancellation of options to purchase 37,200 shares of HWG. Pursuant to the Agreement, for six months following execution of the Agreement, HWG has the right to repurchase the Shares from the Trust at their market value (based on the average trading price for the twenty days preceding the purchase). After June 21, 2000, HWG has a right of first refusal on the Shares.




                                                                                /s/ Melvin J. Melle               02/25/00
**Intentional misstatements or omissions of facts constitute Federal            ------------------------------------------
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                  Melvin J. Melle, Vice President     Date


Potential persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMD Number.

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